GM Capital Inc

B1-32-2, 20 Jalan Perak 50450

 Kuala Lumpur, Malaysia

Telephone: +603-2857 8288

Dated: September 17, 2019

VIA EDGAR

Attention:	Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	GM Capital Inc Withdrawal of Registration Statement on Form S-1 Filed on August 3, 2018 File No. 333-226549

Ladies and Gentlemen:

On behalf of GM Capital Inc, a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits (File No. 333-226549), as filed with the Securities and Exchange Commission (“Commission”) on August 3, 2018 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because the Company believes additional time and expenditures are needed to pursue filing a Registration Statement on Form S-1. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order via email to mike@gmcapitalinc.com.

Very truly yours,

/s/ Sim Min Teck

Sim Min Teck

Chief Financial Officer